UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Raptor Pharmaceutical Corp.

(Name of Subject Company)

Misneach Corporation

(Name of Offeror)

An Indirect Wholly Owned Subsidiary of

Horizon Pharma Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382F106

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Pharma plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

Copies to:

Barbara Borden

Kay Chandler

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$833,256,991.80	$83,908.98

*	The transaction valuation was calculated by adding (i) 85,734,327 outstanding shares of common stock of Raptor Pharmaceutical Corp. (“Raptor”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $9.00 per Share, (ii) 5,641,676 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $9.00 per Share, multiplied by $4.05, which is the offer price of $9.00 per Share minus the weighted average exercise price for such options of $4.95 per Share, (iii) 786,654 Shares subject to issuance pursuant to outstanding restricted stock unit awards to acquire Shares, multiplied by the offer price of $9.00 per Share, (iv) 95,804 Shares estimated to be issuable under the employee stock purchase plan, multiplied by the offer price of $9.00 per Share, and (v) 3,428,571 Shares issuable upon the conversion of convertible notes, multiplied by the offer price of $9.00 per Share. The calculation of the filing fee is based on information provided by Raptor as of September 21, 2016.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,908.98	Filing Party:	Horizon Pharma Public Limited Company and Misneach Corporation
Form or Registration No.: Schedule TO	Date Filed:	September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on September 26, 2016 by Misneach Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Horizon Pharma plc, a public limited company organized under the laws of Ireland. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Raptor Pharmaceutical Corp., a Delaware corporation, at a price of $9.00 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Summary Term Sheet

The fifth question in the Summary Term Sheet in the Offer to Purchase with the heading “Do you have the financial resources to pay for the Shares?” is amended and restated to read as follows:

“Do you have the financial resources to pay for the Shares?

No. We estimate that we will need approximately $967.0 million to purchase all of the issued and outstanding Shares and to pay related fees and expenses, including the repayment of up to approximately $126.6 million of Raptor’s existing indebtedness (including the $72.0 million payable in respect of the Raptor Convertible Notes pursuant to that certain Note Redemption Agreement, dated as of October 5, 2016, by and among Raptor, HealthCare Royalty Partners II, L.P., HCRP Overflow Fund, L.P. and MOLAG Healthcare Royalty, LLC) at the closing of the Offer and the Merger (collectively, the “Closing Financing Obligations”). Horizon Pharma, Inc., an indirect wholly owned subsidiary of Parent (“HPI”), has entered into an amended and restated debt commitment letter (the “Debt Commitment Letter”) with Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc. (collectively the “Debt Commitment Parties”) pursuant to which the Debt Commitment Parties have provided $675.0 million in debt commitments. Subject to certain conditions, the senior secured incremental term loans provided with respect to the contemplated debt financing will be fully drawn on the date of the closing of such financing and available to Purchaser, together with Parent’s cash and cash equivalents and the cash and cash equivalents of Raptor that are anticipated to be available to Parent immediately following the consummation of the Merger, to satisfy the Closing Financing Obligations. Parent and its consolidated subsidiaries had cash and cash equivalents of approximately $424.5 million as of June 30, 2016 and Raptor and its consolidated subsidiaries had cash and cash equivalents of approximately $124.2 million as of June 30, 2016. The Offer is not conditioned on completion of any financing or receipt of financing proceeds. In the event that we do not receive the proceeds of the contemplated debt financing (either because the conditions to such financing are not satisfied, the Debt Commitment Parties fail to satisfy their obligations under the Debt Commitment Letter or otherwise), or any alternative financing of substantially similar amount, we will not have sufficient financial resources available to satisfy the Closing Financing Obligations. If we do, however, receive the proceeds of the contemplated debt financing (or any alternative financing of substantially similar amount), we will then have sufficient financial resources to satisfy the Closing Financing Obligations. See Section 9 — “Source and Amount of Funds.””

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO and the first paragraph under Section 9 “Source and Amount of Funds” of the Offer to Purchase are amended and restated to read as follows:

“The Offer is not conditioned on completion of any financing or the receipt of any financing proceeds. We estimate that we will need approximately $967.0 million to pay the Closing Financing Obligations. HPI has secured $675.0 million in debt commitments from the Debt Commitment Parties, which are described in more detail in section titled

“Debt Financing” immediately below. Subject to certain conditions, the senior secured incremental term loans provided with respect to the contemplated debt financing will be fully drawn on the date of the closing of such financing and available to Purchaser, together with Parent’s cash and cash equivalents and the cash and cash equivalents of Raptor that are anticipated to be available to Parent immediately following the consummation of the Merger, to satisfy the Closing Financing Obligations. Parent and its consolidated subsidiaries had cash and cash equivalents of approximately $424.5 million as of June 30, 2016 and Raptor and its consolidated subsidiaries had cash and cash equivalents of approximately $124.2 million as of June 30, 2016.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Item 11 of the Schedule TO and the disclosure under Section 15 “Conditions of the Offer” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraphs to the end of such Section 15:

“The condition to the Offer requiring that any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have expired or been terminated has been satisfied by the expiration of the HSR Act waiting period, effective October 4, 2016 at 11:59 p.m. (Eastern Time).

Even though the requisite waiting period under the HSR Act has expired, at any time if the Antitrust Division or the FTC believes before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Parent, Raptor or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Merger will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.”

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by deleting and replacing the second and third paragraphs appearing under the heading “Antitrust Compliance” to read as follows:

“Pursuant to the Merger Agreement, we and Raptor filed our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on September 19, 2016 for review in connection with the Offer. The initial waiting period under the HSR Act commenced on September 19, 2016 and expired, effective October 4, 2016 at 11:59 p.m. (Eastern Time). Accordingly, the condition to the Offer requiring that any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time if the Antitrust Division or the FTC believes before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Parent, Raptor or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Merger will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2016

Misneach Corporation

By:	/s/ Timothy P. Walbert
	Name:	Timothy P. Walbert
	Title:	President and Chief Executive Officer

Horizon Pharma plc

By:	/s/ Timothy P. Walbert
	Name:	Timothy P. Walbert
	Title:	Chairman, President and Chief Executive Officer

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of September 26, 2016*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on September 26, 2016*

(a)(5)(i)	Joint Press Release issued by Parent, dated September 12, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(b)(i)	Amended and Restated Commitment Letter, dated September 16, 2016, by and among Horizon Pharma, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Jefferies Finance LLC, Citigroup Global Markets, Inc., Cowen and Company, LLC and Cowen Structured Holdings, Inc.*

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of September 12, 2016, by and among Parent, Purchaser and Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(d)(2)	Form of Tender and Support Agreement, dated as of September 12, 2016, by and among Parent, Purchaser and certain stockholders of Raptor (incorporated by reference to the Current Report on Form 8-K filed by Parent on September 12, 2016)*

(d)(3)	Confidentiality Agreement, dated as of June 6, 2016, by and between Parent and Raptor*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.